1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2007

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated March 15, 2007

1.2	Results Announcement dated March 15, 2007

FORWARD-LOOKING STATEMENTS

The Press Release and Results Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s latest annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: March 15, 2007	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

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Exhibit 1.1

TOM Online Reports 2006 Net Profit of US$28.66 mn

(Hong Kong, March 15, 2007) — TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM: 8282) (“TOM Online” or the “Company”), a leading wireless Internet company in China, announced today its financial results for the fourth quarter and full year ended December 31, 2006.

Fiscal 2006 Financial Highlights:

•	Total revenues for the year ended December 31, 2006 grew by 0.2% from 2005 to US$168.37 million (“mn”).

•	Revenues from wireless Internet services were US$152.64mn for the year, representing a decrease of 3.3% from 2005.

•	Advertising revenues rose to US$13.28mn in 2006, up 44.2% from 2005.

•	Net income was US$28.66mn for the year, down 36.3% from 2005.

•	US GAAP basic earnings per American Depositary Share (“ADS”) were US$0.539 for the full year and US$0.536 fully diluted earnings per ADS for the full year.

Fourth quarter 2006 Financial Highlights:

•

Total revenues were US$33.62mn, a decrease of 28.5% from the same period last year and a decrease of 11.1% from the previous quarter. Total revenues exclude results from our Indiagames subsidiary as it has been separately reported under discontinued operations.

•

Wireless Internet revenues were US$29.60mn, representing a 32.0% decrease from the same period last year and a 11.9% decrease from the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of total quarterly revenues.

•

Online advertising revenues were US$3.16mn, representing a 1.3% decrease from the same period last year and 10.6% decrease from the previous quarter. Online advertising revenues made up 9.4% of our total quarterly revenues.

•

Net loss was US$0.51mn, a decrease of 109.6% from the last quarter and a decrease of 104.0% from the same period last year due to the provision for goodwill impairment of US$4.63mn for Indiagames under discontinued operations.

•	Excluding share-based compensation (“SBC”) expenses of US$0.82mn and goodwill impairment charge on Indiagames of US$4.63mn, Non-GAAP net income was US$4.94mn.

•	Fully diluted loss per ADS was US$0.96 cents or US$0.01 cents per common share.

•	Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP fully diluted earnings per ADS was US$9.28 cents per ADS or US$0.12 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61mn at the end of 2006.

BUSINESS REVIEW

The Company’s unaudited consolidated revenues for the three months ended December 31, 2006 were US$33.62mn, a decrease of 28.5% year on year (“YoY”) and a decrease of 11.1% quarter on quarter (“QoQ”).

Our 4Q06 total revenues exclude the revenue of our Indiagames subsidiary due to the re-classification of this business as “held-for-sale” at the end of 2006 and the associated profits and losses from Indiagames during the period presented are now separately reported under (losses)/income from discontinued operations in the consolidated statements of operations. If we were to include Indiagames fourth quarter revenues as part of total revenues (Non-GAAP presentation), total revenues for 4Q06 would have been US$34.69mn.

Wireless Internet revenues were US$29.60mn, representing a 32.0% decrease from the same period last year and a 11.9% decrease compared to the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of our total revenues in the fourth quarter compared to 88.8% in the third quarter.

Online advertising revenues were US$3.16mn, representing a 10.6% decrease QoQ and 1.3% decrease YoY. Online advertising revenues made up 9.4% of our total quarterly revenues, up slightly from 9.3% in the third quarter.

Gross profit was US$11.37mn representing a decrease of 45.5% compared to the same period last year and a 7.8% decline QoQ. Gross margins improved slightly to 33.8% in 4Q06 compared to 32.6% in 3Q06. The small improvement in 4Q06 gross margins from 3Q06 was mainly due to lower sequential rich media costs in our advertising business as wireless Internet gross margins remained flat QoQ.

Total operating expenses were US$8.30mn in 4Q06, 3.0% higher than 3Q06 but down 3.9% compared to the same period last year. The slight QoQ increase in 4Q06 operating expenses was mainly due to an increase in year-end marketing activities. In addition, during 4Q06, the Company recognized US$0.82mn in SBC expenses which are excluded in our non-GAAP presentation of earnings.

Operating profit was US$3.08mn, down 74.9% from the same period last year and 28.2% from the previous quarter. Excluding SBC expenses, Non-GAAP operating profit would have been US$3.90mn. Operating margins were 9.2% in 4Q06, compared to 11.3% in the previous quarter.

4Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$5.50mn, a decrease of 61.4% YoY and 18.7% QoQ. EBITDA margins were 15.8% for the quarter compared to 17.3% in 3Q06. Excluding SBC expenses, 4Q06 adjusted EBITDA was US$6.32mn.

Net loss was US$0.51mn, a decrease of 104.0% YoY and 109.6% QoQ primarily due to a goodwill impairment charge of US$4.63mn associated with the decision to sell substantially all our interest in Indiagames.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP net income was US$4.94mn, a decrease of 61.2% YoY and 18.0% QoQ.

US GAAP basic loss per ADS was US$0.96 cents for the quarter. US GAAP basic loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP basic loss per ADS were 53.25mn and shares used in computing US GAAP basic loss per Hong Kong ordinary share were 4,259.63mn.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP basic earnings per ADS were US$9.28 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63mn.

US GAAP diluted loss per ADS was US$0.96 cents for the quarter. US GAAP diluted loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP diluted loss per ADS were 53.25mn shares and shares used in computing US GAAP diluted loss per Hong Kong ordinary share were 4,259.71mn.

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Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP diluted earnings per ADS were US$9.28 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cent for the quarter. Shares used in computing diluted earnings per ADS were 53.25mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.71mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61mn at the end of 2006.

Wireless Internet Services

Total wireless Internet service revenues were US$29.60mn for the fourth quarter of 2006, a decrease of 11.9% QoQ and 32.0% YoY. Wireless Internet revenues accounted for 88.0% of our total revenues in the quarter compared to 88.8% in 3Q06.

As we had previously discussed, our Infomax subsidiary generated a significant portion of its revenues in 3Q06 from CCTV-2’s “Dream China” show which aired during the August and September time frame. As such, a primary factor for the QoQ decline in wireless Internet business was due to this seasonal factor. If we were to exclude Infomax from our quarterly comparison, total wireless Internet revenues would have been US$25.52mn in 4Q06 and US$ 26.64mn in 3Q06, representing a decrease of 4.2% QoQ.

On July 7, 2006, TOM Online issued a press release relating to policy changes on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during 3Q06.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Moreover, excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our wireless Internet business would have declined even more from 2005 levels on a YoY comparison.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers which will benefit our business in the long run.

SMS (“Short Messaging Service”) revenues in 4Q06 were US$9.44mn, down 33.6% QoQ and 47.0% YoY. SMS revenues made up 31.9% of our total wireless Internet revenues for the quarter. The primary factors for the steep QoQ decline in our SMS business were ongoing implementation of new operator policies towards the tail end of the quarter as well as significantly reduced contribution from Infomax’s SMS business due to the seasonality of the “Dream China” show.

MMS (“Multimedia Messaging Service”) revenues for 4Q06 were US$2.38mn, up 14.4% QoQ but down 45.8% YoY. MMS revenues made up 8.0% of our total wireless Internet revenues in the quarter. As discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 4Q06 were US$7.32mn, representing a 1.1% decrease QoQ and 9.3% decrease YoY. WAP revenues made up 24.7% of our total wireless Internet revenues in the quarter. Our WAP business stabilized from the previous quarter as we continued to shift the bulk of our WAP business to usage-based services compared to subscription based services to mitigate ongoing impact from operator policies.

IVR (“Interactive Voice Response”) revenues in 4Q06 were US$7.92mn, down 2.8% QoQ and 27.2% YoY. IVR revenues made up 26.8% of our total wireless Internet revenues in the quarter. Our IVR business continued to decline QoQ due to the impact of cross-selling restrictions and other operator policy factors. As of January 1, 2007, our IVR operations were transitioned to China Mobile’s centralised IVR platform.

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CRBT (“Colour Ringback Tones”) revenues in 4Q06 were US$2.30mn, up 42.6% QoQ and roughly flat YoY. CRBT revenues made up 7.8% of our total wireless Internet revenues in the quarter. There was a rebound in our CRBT business due to year-end promotional activities with mobile operators and continued declines in the average unit price of CRBT which have stimulated incremental end-user demand.

Other wireless Internet revenues were US$0.24 mn, representing 71.2% increase QoQ and 205.1% increase YoY. Other wireless Internet revenues made up 0.8% of our total wireless revenues. Other wireless Internet revenues consist mainly of Java-based mobile game download services.

Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet revenues. However, due to the re-classification of Indiagames as “held-for-sale” at the end of 2006, the associated (losses)/income of Indiagames have been separately reported as (losses)/income from discontinued operations below our (losses)/income from continuing operations line.

Online Advertising and Portal

Online advertising revenues were US$3.16mn in 4Q06, representing a decrease of 10.6% QoQ a decrease of 1.3% YoY. Whilst our portal remains an important business area for the Company, we are facing competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic. In 4Q06 this was compounded by a reduction in e-commerce advertisers ad spend on our site. As such, on both a QoQ and YoY basis, our online advertising business performance lagged our peers.

During the period, we continued to improve our back-end editorial and content publishing systems to provide better user-experience and support Web 2.0 features with the aim to increase our share in online entertainment and sports audiences.

As we continue to transition the current wireless Internet operating environment, the Company’s management will continue to increase its efforts on developing our portal business. In particular, the portal strategy will be aligned to best position the Company for the introduction of 3G wireless services in the Mainland China market.

NEW BUSINESS OPPORTUNITIES

TOM Eachnet

At the end of 2006, we announced a joint venture agreement with eBay / Eachnet to combine their respective expertise to build a new China marketplace business in 2007. We are optimistic that through the combination of eBay’s global e-commerce knowledge and our solid local market expertise and online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, we believe the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing new mobile commerce (“m-commerce”) opportunities.

TOM-Skype JV and UMPay

At the end of January 2007, we had over 31.5mn registered TOM-Skype users, up from over 23.5mn registered users at the end of October 2006, or an increase of over 8.0mn new registered users. The growth in TOM-Skype users is due to sustained marketing activities surrounding the voice and community functions of the TOM-Skype service as well as the scale of the user base continuing to exhibit positive network effects.

Regarding our alliance with UMPay, the Company continued to work closely with UMPay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

Proposed Conditional Possible Privatisation of TOM Online

On March 9, 2007 the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007 TOM

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requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. The Proposal will be made only if the Proposal and the transactions contemplated thereunder have first been approved at an extraordinary general meeting of TOM (“TOM EGM”). Accordingly, there is no assurance that the Proposal will be made. An announcement will be made by TOM in relation to the voting results of the TOM EGM. For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

Forward Looking Statement

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s 2005 annual report on Form 20-F to be as filed with the United States Securities and Exchange Commission

Non GAAP Financial Measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBIDTA, depreciation and amortization expenses have been excluded from the total operating profit. In calculating adjusted EBIDTA, the share-based compensation expense has been further excluded from EBIDTA to derive at the adjusted EBIDTA. In addition, share-based compensation expense and goodwill impairment charge on Indiagames have also been excluded from the Net Income/(Loss) Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason for excluding share-based compensation expense to arrive at the adjusted EBIDTA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” was only adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results to those of prior periods. As the goodwill impairment charge on Indiagames is a non-recurring and non-cash item, the Company believes that the exclusion of such expense could enhance the investors’ overall understanding of the Company’s current financial performance and future prospects. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net

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Income as shown below. The number of shares used in the calculation has been disclosed in note 4 to the audited consolidated financial statements.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the Company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at December 31, 2006, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

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AUDITED CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	99,869	110,993
Short-term bank deposits	1,863	25,613
Accounts receivable, net	33,950	23,473
Restricted cash	300	300
Prepayments	6,053	4,754
Deposits and other receivables	2,503	2,616
Due from related parties	189	170
Inventories	53	65
Assets held for sale	—	12,192

Total current assets	144,780	180,176

Available-for-sale securities	38,519	—
Restricted securities	59,122	97,729
Investment under cost method	1,494	1,588
Long-term prepayments and deposits	132	333
Property and equipment, net	15,346	15,360
Deferred tax assets	521	673
Goodwill, net	184,678	214,791
Intangibles, net	1,415	2,949

Total assets	446,007	513,599

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5,031	9,365
Other payables and accruals	16,002	14,679
Income tax payable	569	432
Deferred revenues	69	328
Consideration payable	16,615	12,037
Short-term bank loan	—	35,340
Due to related parties	19,430	204
Liabilities held for sale	—	1,131

Total current liabilities	57,716	73,516

Non-current liabilities:
Secured bank loan	56,099	55,271
Deferred tax liabilities	182	152

Total liabilities	113,997	128,939

Minority interests	2,900	878
Minority interests of a subsidiary held for sale	—	2,324

	116,897	132,141

Commitments
Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,654,528 shares issued and outstanding as at December 31, 2005 and 2006 respectively)	5,416	5,461
Paid-in capital	312,643	322,459
Statutory reserves	11,396	11,535
Accumulated other comprehensive (losses)/incomes	(3,187)	10,645
Retained earnings	2,842	31,358

Total shareholders’ equity	329,110	381,458

Total liabilities, minority interests and shareholders’ equity	446,007	513,599

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AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except number of shares & per share amounts)
		Restated**
Revenues:
Wireless Internet services	112,880	157,833	152,637
Advertising	7,583	9,210	13,279
Others	2,257	1,025	2,449

Total revenues	122,720	168,068	168,365

Cost of revenues:
Cost of services*	(63,966)	(96,900)	(105,919)
Cost of goods sold	(791)	—	—

Total cost of revenues	(64,757)	(96,900)	(105,919)

Gross profit	57,963	71,168	62,446

Operating expenses:
Selling and marketing expenses*	(7,695)	(7,176)	(6,974)
General and administrative expenses*	(12,385)	(21,144)	(23,087)
Product development expenses*	(886)	(1,528)	(1,617)
Amortization of intangibles	(5,614)	(535)	(1,045)
Provision for impairment of intangibles	(307)	—	—

Total operating expenses	(26,887)	(30,383)	(32,723)

Operating profit	31,076	40,785	29,723

Other income:
Net interest income	3,095	2,543	1,424
Exchange gain	—	1,132	2,382
Gain on disposal of available-for-sale securities	—	450	—

Income from continuing operations before tax	34,171	44,910	33,529
Income tax credit	41	63	140

Income from continuing operations after tax	34,212	44,973	33,669
Minority interests	(304)	34	35

Income from continuing operations	33,908	45,007	33,704
Loss from discontinued operations, net of income tax	—	(1)	(5,049)

Net income attributable to shareholders	33,908	45,006	28,655

Earnings/(Losses) per ordinary share – basic (cents):
Continuing operations	0.94	1.10	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - basic	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):
Continuing operations	0.85	1.07	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - diluted	0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):
Continuing operations	75.2	87.7	63.4
Discontinued operations	—	—	(9.5)

Total earnings per American Depositary Share – basic	75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):
Continuing operations	68.4	85.4	63.0
Discontinued operations	—	—	(9.4)

Total earnings per American Depositary Share – diluted	68.4	85.4	53. 6
Weighted average number of shares used in computing Earnings Per Share:
Ordinary share– basic	3,608,743,169	4,107,485,514	4,254,457,083
Ordinary share– diluted	3,967,558,949	4,217,527,395	4,282,032,387
American Depositary Share – basic	45,109,290	51,343,569	53,180,714
American Depositary Share – diluted	49,594,487	52,719,092	53,525,405

____________
* Included Share-based compensation expense under SFAS 123R
Cost of services	—	—	96
Selling and marketing expenses	—	—	5
General and administrative expenses	—	—	2,973
Product development expenses	—	—	33

Total share-based compensation expense	—	—	3,107

**	Figures in 2005 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

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AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/ incomes	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (*)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

Issuance of shares on exercise of employee share options	35,122,423	45	6,709	—	—	—	6,754
Share-based compensation (**)	—	—	3,107	—	—	—	3,107
Unrealized gain on securities	—	—	—	—	465	—	465
Currency translation adjustments	—	—	—	—	13,367	—	13,367
Net income	—	—	—	—	—	28,655	28,655
Appropriation to statutory reserves	—	—	—	139	—	(139)	—

Balance as of December 31, 2006	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458

*	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for-sale securities.
**	The Group recognized share-based compensation expense using SFAS 123R from January 1, 2006.

9

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	33,908	45,006	28,655
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	5,614	975	1,155
Amortization of premium on debt securities	298	383	379
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts	761	691	335
Provision for impairment of goodwill	—	—	4,628
Depreciation	4,544	6,977	8,535
Deferred income tax	(74)	18	(216)
Minority interests	304	221	(223)
Exchange gain, net	—	(1,132)	(2,382)
Loss on disposal of property and equipment	9	94	74
Gain on disposal of available-for-sale securities	—	(450)	—
Loss on issuance of shares by a subsidiary	—	69	—
Stock-based compensation expense	—	—	3,107

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(10,443)	(5,764)	10,586
Prepayments	(2,892)	(1,144)	43
Deposits and other receivables	69	(368)	(162)
Due from related parties	(35)	(30)	10
Inventories	(84)	62	(10)
Long-term prepayments and deposits	63	(82)	—
Accounts payable	(1,085)	1,684	385
Other payables and accruals	2,499	5,140	(1,359)
Income tax payable	24	(409)	(299)
Deferred revenues	(374)	(54)	251
Due to related parties	346	(879)	386

Net cash provided by operating activities	33,759	51,008	53,878

Cash flow from investing activities:
Payments for purchase of property and equipment	(9,175)	(9,843)	(6,354)
Cash paid for short-term bank deposits	—	(1,878)	(51,110)
Cash paid for entrusted loan provided to a related party	—	(2,461)	—
Cash received from short-term bank deposits	—	—	25,417
Receipt from a related party for repayment of the entrusted loan	—	2,461	—
Payments for purchase of intangible assets	(1,663)	—	—
Payment for investment under cost method	(1,494)	—	—
Net cash used in acquisition of subsidiaries	(14,884)	(99,937)	(34,519)
Payments for investment in available-for-sale securities	(118,883)	—	—
Receipt on disposal of available-for-sale securities	—	16,392	—

Net cash used in investing activities	(146,099)	(95,266)	(66,566)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	169,024	4,650	6,754
Payments for IPO shares issuing expenses	—	(803)	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	3,985	—
Bank loan, net of handling charges	—	56,886	35,340
Partial repayment of bank loan	—	(901)	(828)
Repayment of loans due to parent company	—	—	(20,038)

Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540
Cash and cash equivalents, beginning of year	22,636	79,320	99,869
Foreign currency translation	—	990	2,957

Cash and cash equivalents, end of year	79,320	99,869	111,366

Representing:
Cash and cash equivalents in discontinued operations, end of year	—	1,135	373
Cash and cash equivalents in continuing operations, end of year	79,320	98,734	110,993

Supplemental disclosures of cash flow information
Cash (paid)/ received during the year:
Cash paid for income taxes	(9)	(208)	(330)
Interest received from bank deposit and debt securities	3,985	5,552	6,856
Interest paid for bank loans and loans due to parent company	—	(2,167)	(4,608)

Non-cash activities:
Property and equipment transferred from TOM Group	7	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	18,500	47,547	—
Outstanding payments for listing expenses	803	—	—

10

DISCONTINUED OPERATIONS

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the consolidated balance sheet as at December 31, 2006. The results of its operation were also separately presented on the face of the consolidated statement of operations under “Discontinued operations” for the years ended December 31, 2005 and 2006 which included:

	Year ended December 31
	2005	2006
	(in thousands of U.S .dollars)
Net profit/(loss) for Indiagames	68	(421)
Loss on issuance of shares	(69)	—
Provision for goodwill impairment *	—	(4,628)

Loss from Discontinued Operations	(1)	(5,049)

*	In 2006, the Company recognized an impairment charge on goodwill relating to Indiagames amounting to US$4,628,000 based on a binding term sheet signed with a potential buyer in March 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

December 31, 2006
(in thousands of U.S. dollars)
Cash and cash equivalents	373
Short-term bank deposits	2,592
Account receivable, net	2,067
Other current assets	1,856
Goodwill, net	4,754
Other non-current assets	550

Assets held for sale	12,192

Accounts payable	104
Other payable and accruals	1,027

Liabilities held for sale	1,131

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 has been reported separately in the Group’s consolidated balance sheets as at December 31, 2006.

The results and cash flow information for Indiagames during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31
	2005	2006
	(in thousands of U.S .dollars)
Revenues	4,046	3,946
Operating expenses	(3,802)	(4,805)

Operating profit/(loss)	244	(859)
Other income	118	205

Income/(loss) before tax	362	(654)
Income tax (charge)/credit	(39)	45

Income/(loss) after tax	323	(609)
Minority interest	(255)	188

Net profit/(loss)	68	(421)

11

	Year ended December 31
	2005	2006
	(in thousands of U.S .dollars)
Net cash (used)/provided by operating activities	(915)	5
Net cash used in investing activities	(2,143)	(769)
Net cash provided in financing activities	3,985	—

Net increase/(decrease) in cash and cash equivalents	927	(764)
Cash and cash equivalents, beginning of year	313	1,135
Foreign currency translation	(105)	2

Cash and cash equivalents, end of year	1,135	373

12

2006 Fourth Quarter Financial Review

	4Q 2005	3Q 2006	4Q 2006
	(in thousands of U.S. dollars)
	Unaudited & Restated*	Unaudited & Restated*	Unaudited
Wireless Internet	43,518	33,589	29,596
Online advertising	3,198	3,531	3,157
Others	302	706	864

Total revenues	47,018	37,826	33,617

Cost of revenues	(26,130)	(25,487)	(22,243)

Gross profit	20,888	12,339	11,374
Operating expenses	(8,629)	(8,053)	(8,296)

Operating profit	12,259	4,286	3,078
Other income	452	1,018	1,044
Income tax credit/(charge)	54	(2)	38
Minority interest	6	1	18

Income from continuing operations	12,771	5,303	4,178
Loss from discontinued operations	(51)	(25)	(4,687)

Net income/(loss)	12,720	5,278	(509)

*	Figures in 4Q 2005 and 3Q 2006 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
Non-GAAP earnings per ordinary share – basic (cents):	0.30	0.12	1.10	0.86

Non-GAAP earnings per ordinary share – diluted (cents):	0.30	0.12	1.07	0.85

Non-GAAP earnings per American Depositary Share – basic (cents):	24.2	9.3	87.7	68.4

Non-GAAP earnings per American Depositary Share – diluted (cents):	23.9	9.3	85.4	68.0

13

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	40,785	29,723
Discontinued operations	244	(859)

Total operating profit	41,029	28,864

Add back: Depreciation	6,977	8,535
Amortization of intangibles and others	975	1,155

EBITDA	48,981	38,554

Add back: Share-based compensation	—	3,107

Adjusted EBITDA	48,981	41,661

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders	45,006	28,655
Add back: Share-based compensation	—	3,107
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	45,006	36,390

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	12,259	3,078
Discontinued operations	(116)	(129)

Total operating profit	12,143	2,949

Add back: Depreciation	1,866	2,173
Amortization of intangibles and others	208	373

EBITDA	14,217	5,495

Add back: Share-based compensation	—	821

Adjusted EBITDA	14,217	6,316

14

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income/(loss) attributable to shareholders	12,720	(509)
Add back: Share-based compensation	—	821
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	12,720	4,940

Earnings per ordinary share and Earnings per American Depositary Share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2004, 2005 and 2006:

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Income from continuing operations	33,908	45,007	33,704
Income from discontinued operations	—	(1)	(5,049)

Net income attributable to ordinary shareholders	33,908	45,006	28,655

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,608,743,169	4,107,485,514	4,254,457,083
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	358,815,780	95,829,816	—
Dilutive effect of share options	—	14,212,065	27,575,304

Weighted average number of ordinary shares outstanding, diluted	3,967,558,949	4,217,527,395	4,282,032,387

Earnings/(Losses) per ordinary share – basic (cents):
Continuing operations	0.94	1.10	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share-basic	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):
Continuing operations	0.85	1.07	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - diluted	0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):
Continuing operations	75.2	87.7	63.4
Discontinued operations	—	—	(9.5)

Total earnings per American Depositary Share – basic	75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):
Continuing operations	68.4	85.4	63.0
Discontinued operations	—	—	(9.4)

Total earnings per American Depositary Share – diluted	68.4	85.4	53.6

15

For enquiries:

Rico Ngai

Investor and Corporate Communications

TOM Online Inc.

Tel: +852 2121-7838

Mobile: +86 139-118-95354

Skype: ricoinrio

16

Exhibit 1.2

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

HIGHLIGHTS

■      Total revenues for the year ended December 31, 2006 grew by 0.2% from 2005 to US$168.37 million

■      Revenues from wireless Internet services were US$152.64 million for the year, representing a decrease of 3.3% from 2005

■      Advertising revenues rose to US$13.28 million in 2006, up 44.2% from 2005

■      US GAAP basic earnings per ADS were US$0.539 for the full year and US$0.536 fully diluted earnings per ADS for the full year

CHAIRMAN’S STATEMENT

Adverse regulatory developments severely impacted our wireless Internet business in 2006, resulting in revenue declines and margin compression in that business. In response, the Company has focused on managing its wireless Internet business cost structure to boost profitability and competitiveness, as well as increasing online advertising revenues and other revenues from its portal assets.

The Company has initiated new business opportunities, which if executed successfully, have the potential to create new growth drivers over the coming years. These include:

TOM Eachnet

At the end of 2006, the Company announced a joint venture agreement with eBay / Eachnet to combine their respective expertise to build a new China marketplace business in 2007. The Company is optimistic that through the combination of eBay’s global e-commerce knowledge and the Company’s deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, the Company believes that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing new mobile commerce (“m-commerce”) opportunities.

TOM-Skype

At the end of January 2007, there were over 31.5 million (“mn”) registered TOM-Skype users up from over 9.0 mn at the end of February 2006, an increase of over 22.5 mn new registered users. The Company is working to maintain the rapid growth of the TOM-Skype community in 2007 with the objective of developing and introducing new value added services around the TOM-Skype community commencing in the later part of 2007.

For the 12-months ended December 31, 2006, the Company’s total revenues were US$168.37 mn, up 0.2% from 2005 total revenues of US$168.07 mn. Net income attributable to shareholders was US$28.66 mn, down 36.3% from 2005 net income attributable to shareholders of US$ 45.01 mn.

Wireless Internet

Total wireless Internet revenues for 2006 were US$152.64 mn, a decline of 3.3% from total wireless Internet revenues in 2005 of US$157.83 mn. In 2006, wireless Internet made up 90.7% of total revenues compared to 93.9% in 2005.

On July 7, 2006, the Company issued a press release relating to policy changes on China Mobile’s (“CMCC”) Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. Under the same MII policy directives, China Unicom also implemented policies similar to those of CMCC during 3Q06.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our like for like wireless Internet business revenues declined 10.9% from 2005 levels.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and that this will benefit our business in the long run.

Online Advertising

Our online advertising business achieved US$13.28 mn in revenues in 2006, representing 44.2% growth over 2005 levels of US$9.21 mn. In 2006, online advertising made up 7.9% of total revenues compared to 5.5% in 2005. Year-on-year growth in our online advertising business was driven by increased advertiser interest to our online audiences on our sports, entertainment/music channels. Our portal’s differentiation was enhanced in 2006 through our strategic cooperation with Titan Sports, the country’s top-selling sports newspaper and continued growth in our “Wanleba” online music community site.

Given the difficult current wireless Internet operating environment, management will continue its efforts to strengthen our market position in online sports and entertainment. The Company will also focus on new opportunities to engage its portal assets on the introduction of 3G wireless services in our market.

Gross Profit and Margins

Total gross profit decreased by 12.3% in 2006 to US$62.45 mn compared to US$71.17 mn in 2005. This translated into a decrease in overall gross margins from 42.3% in 2005 to 37.1% in 2006. The decline in gross margins was driven by increased content and distribution costs as well as the negative impact on our operating structure from the new regulations introduced in the second half of 2006.

Total Operating Expenses

Total operating expenses increased by 7.7% in 2006 to US$32.72 mn compared to US$30.38 mn in 2005. 2006 operating expenses include US$3.01 mn of share-based compensation (“SBC”) expenses. Excluding SBC expenses, 2006 total operating expenses were lower than 2005 as the Company undertook cost control measures in response to the new regulations.

Net Income

Net income attributable to shareholders was US$28.66 mn in 2006 compared to net income of US$45.01 mn in 2005, representing a decrease of 36.3%. Adjusting for SBC expenses and provision for goodwill impairment charge on Indiagames of US$4.63 mn, 2006 net income would have been US$36.39 mn.

Proposed Conditional Possible Privatisation of TOM Online

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law.

For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, March 15, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of (i) Treasure Base, Whole Win, Huanjian Shumeng and Beijing Infomax beginning as of August 11, 2004, November 19, 2004, January 4, 2006 and June 1, 2006 respectively, being the dates of their respective acquisitions by the Company and (ii) the TOM-Skype joint-venture, Tel-Online, as of August 22, 2005, being the date the joint-venture was incorporated.

In December 2006, the Company made a decision to sell substantially all of its equity interests in Indiagames which was acquired on February 24, 2005 as to focus on the China market. Accordingly, the results of Indiagames were separately presented on the face of consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006.

OVERVIEW

We are one of the leading wireless Internet Companies in China. We operate one of China’s most trafficked online properties, which focus on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handsets manufacturers, users’ mobile phones, traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population which have mobile phones, but not necessarily Internet access; (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users, with a goal to achieve higher consumer satisfaction; (3) our acquisition and development of quality content and services tailored for the mobile phone; and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-Skype joint venture which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. In the second half of 2006, China Mobile and China Unicom implemented certain policy changes under the directives of China’s Ministry of Information Industry that negatively impacted our wireless Internet business. With the contribution from our acquisition of Beijing Infomax, our wireless Internet services revenues slightly decreased to US$152,637,000 in 2006 from US$157,833,000 in 2005. Our wireless Internet services revenues accounted for approximately 90.7% of our total revenues in 2006.

Our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers in online auctions, consumer electronics, high-tech products, consumables and fashion, wishing to target our young audience. Our advertising revenue increased to US$13,279,000 in 2006 from US$9,210,000 in 2005 and accounted for approximately 7.9% of our total revenue in 2006.

Our others business mainly includes online games, e-commerce and fee-based email services in 2006 where majority of the others business revenue in 2004 and 2005 were derived from commercial enterprise solutions. In 2006, our others revenue accounted for approximately 1.4% of our total revenues.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these six entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax are variable interest entities and we are the primary beneficiary of these entities, and accordingly we consolidate their results of operations in our historical consolidated financial statements. In addition, Huanjian Shumeng is also determined as a variable interest entity as Huanjian Shumeng is a subsidiary of Beijing Lei Ting.

In August 2005, jointly with Skype Technologies, S.A., we established Tel-Online, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. The joint-venture is focusing on developing a localized TOM-Skype instant messaging/chat client for the mainland China market and to grow its user base. At the end of January 31, 2007, we had over 31.5 mn registered TOM-Skype users, up from the 7.43 mn registered users at the end of December 31, 2005. The growth in TOM-Skype is due to sustained marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base continuing to exhibit positive network effects. We remains focused on continuing the rapid growth of the TOM-Skype community in 2007 with goal to develop value added services around the TOM-Skype community towards the later parts of 2007 and into 2008. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for our Company as China’s leading wireless Internet Company to provide not only mobile content, but mobile functions, namely payment services, to our end users.

In December 2006, we announced a joint venture agreement with eBay / Eachnet to combine their respective expertise to build a new China marketplace business in 2007. We are optimistic that through the combination of eBay’s global e-commerce knowledge and our Company’s deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, we believe that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing m-commerce opportunities.

REVENUES

Our revenues in 2006 are derived from our two primary operating segments: wireless Internet services and online advertising. We derive a minor portion of our revenues from others.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng and Beijing Infomax, and from our subsidiaries that are incorporated in the PRC. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that our subsidiaries charge and subsequently collect pursuant to exclusive technical and consulting service agreements with our variable interest entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services (1)	112,880	92.0%	157,833	93.9%	152,637	90.7%
Advertising	7,583	6.2%	9,210	5.5%	13,279	7.9%
Others (2)	2,257	1.8%	1,025	0.6%	2,449	1.4%

Total revenues	122,720	100.0%	168,068	100.0%	168,365	100.0%

*	Figures in 2005 had been restated as revenue from mobile games products of Indiagames was separately presented under “Discontinued Operations”.

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the services of LingXun, Startone and Beijing Infomax are included beginning as of August 11, 2004, November 19, 2004 and June 1, 2006 respectively.
(2)	Primarily includes revenue from online games, e-commerce and fee-based email services for the year ended December 31, 2006 where majority of revenue for years ended December 31, 2004 and 2005 were derived from computer hardware sales and integrated enterprise solutions services.

Wireless Internet Services. The majority of our wireless Internet services revenue is derived in China from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Our wireless Internet services include SMS, MMS, WAP, IVR and CRBT services. In 2006, our SMS, MMS, WAP, IVR and CRBT services accounted for approximately 39.4%, 8.2%, 19.1%, 26.3% and 6.3%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue, include, but not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and distribution channels availability.

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	54,956	48.7%	63,428	40.2%	60,057	39.4%
MMS	11,784	10.4%	12,012	7.6%	12,526	8.2%
WAP	17,114	15.2%	31,686	20.1%	29,226	19.1%
IVR	26,152	23.2%	40,059	25.4%	40,166	26.3%
CRBT	2,874	2.5%	10,557	6.7%	9,597	6.3%
Others	—	—	91	—	1,065	0.7%

Wireless Internet services revenues	112,880	100.0%	157,833	100.0%	152,637	100.0%

*	Figures in 2005 had been restated as the revenue from mobile games products of Indiagames was separately presented under “Discontinued Operations”.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. For instance, in early 2005, China Mobile implemented a new MISC system, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet services other than IVR services, including usage, transmission and billing information. We do not have direct access to the MISC system and rely on China Mobile’s monthly revenue statements. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2006, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 3%, slightly lower as compared to approximately 5% in 2005. In 2006, China Mobile and China Unicom contributed 82% and 17% to our wireless Internet services revenues.

Advertising. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events.

Others. Our others revenue is primarily derived from the provision of online games, e-commerce and fee-based email services in 2006. Prior to 2006, others revenue mainly represented commercial enterprise solutions revenue in providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue.

COST OF REVENUES

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	63,966	52.1%	96,900	57.7%	105,919	62.9%
Cost of goods sold	791	0.7%	—	—	—	—

Total cost of revenues	64,757	52.8%	96,900	57.7%	105,919	62.9%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

Cost of Services. Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services in China incur direct costs and the primary components of such costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses.

Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff, including games development staff, and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our direct cost of services and our common cost of services accounted for 76.8% and 23.2%, respectively, of our cost of services in 2006. In the future, we expect that our direct cost of services will continue to increase due to higher content acquisition costs, higher carrier costs and higher distribution channel fees as our business continues to grow.

GROSS PROFIT MARGIN

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2004	2005 (restated*)	2006
	(in thousands of U.S. dollars, except percentages)
Gross Profits (1):
Wireless Internet services	51,901	64,027	52,425
Advertising	4,847	6,333	8,354
Others	1,215	808	1,667

Total gross profits	57,963	71,168	62,446

Gross Profit Margin:
Wireless Internet services	46.0%	40.6%	34.3%
Advertising	63.9%	68.8%	62.9%
Others	53.8%	78.8%	68.1%

Total gross profit margin	47.2%	42.3%	37.1%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.
(1)	For the purpose of calculating our gross profits, certain costs that are common to our wireless Internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs.

OPERATING EXPENSES

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	7,695	6.3%	7,176	4.3%	6,974	4.1%
General and administrative expenses	12,385	10.1%	21,144	12.6%	23,087	13.7%
Product development expenses	886	0.7%	1,528	0.9%	1,617	1.0%
Amortization of intangibles	5,614	4.6%	535	0.3%	1,045	0.6%
Provision for impairment of intangibles	307	0.3%	—	—	—	—

Total operating expenses	26,887	22.0%	30,383	18.1%	32,723	19.4%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales target.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004, Huanjian Shumeng and Beijing Infomax in 2006.

Provision for Impairment of Intangibles. Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

DISCONTINUED OPERATIONS

In December 2006, the Company committed a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames, acquired on February 24, 2005, as to focus on the China market. Accordingly, the results of Indiagames were separately presented on the face of consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006. Loss from discontinued operations for the years ended December 31, 2005 and 2006 was US$1,000 (including loss of US$69,000 resulted from dilutive effect of the Company’s interest upon the issuance of shares to new shareholders) and US$5,049,000 (including an impairment of goodwill of US$4,628,000) respectively.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files.

Wireless Internet services are billed on monthly subscription basis or on usage basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. In China, we have, however, a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages we send once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2005 and 2006, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 5% and 3% respectively.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on the estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Company. Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as we market, support and contract for our services directly with the end customers.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill and intangibles with indefinite life on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

For the year end December 31, 2006, the Company tested goodwill for impairment with the assistance of an independent valuer and determined that there was no impairment of goodwill on the Company’s wireless Internet business in China, Huanjian Shumeng and Beijing Infomax. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (Discounted Cash Flows).

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts. Provision for bad debts as at December 31, 2006 amounted to US$4,352,000.

Available-for-sale Securities and Restricted Securities

Investments in available-for-sale securities, are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expenses), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility. Restricted securities are accounted for as the same as available-for-sale securities.

Share-based Compensation Expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant, and was amortized over the vesting period of the option concerned. Statement of Financial Accounting Standards (“SFAS”) 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provisions of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS 123 and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services, including wireless Internet services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these companies and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in these companies.

In December 2003, FASB issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax and have concluded that these entities are our variable interest entities as we are the primary beneficiary of these entities. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements.

In addition, the Company has also determined that Tel-Online and Huanjian Shumeng, a subsidiary of Beijing Lei Ting, are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports; our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

Discontinued Operations

A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component are separately reported as “discontinued operations” in the Consolidated Statement of Operations. The comparative Consolidated Statement of Operations is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as “discontinued operations” or “held for sale” is presented separately in the assets, liability and minority sections, respectively, of the Consolidated Balance Sheets.

OUR ACQUISITIONS AND INVESTMENTS

On August 11, 2004, we acquired 100% equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As at December 31, 2005, the Company had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. The earn-out consideration based on Treasure Base’s 2005 audited combined after-tax profit amounts to US$16,615,000 and the Company settled in cash during 2006. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall for the 3 years ended December 31, 2006, and we concluded that no impairment occurred in the book value of this investment. We did not take up the option to increase our stake to 20.55% as at December 31, 2006.

On November 19, 2004, we acquired 100% equity interest in Whole Win, which provides WAP services through Startone. The Company made cash settlements for the initial consideration of US$2,169,000 in 2004 and in 2005 paid the earn-out consideration of US$5,062,000 to the vendors.

On February 24, 2005, we, through our wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares. Subsequently, the Company’s ownership interest in Indiagames was diluted to 62.42%.

In August 2005, jointly with Skype, we established Tel-Online, a Cayman Islands incorporated limited company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM-Skype instant messaging/chat client for the mainland China market and to grow its user base. In the year 2006, we hope to begin commercialization of premium services over the TOM-Skype platform. We have determined that under US GAAP we are the primary beneficiary of the investments in the joint venture Tel-Online and we have commenced to consolidate its results of operations in our historical consolidated financial statements since August 22, 2005.

On January 4, 2006, the Company, through a variable interest entity, acquired 75% equity interest of Huanjian Shumeng for an aggregate amount of RMB22,000,000 (equivalent to US$2,728,000). Huanjian Shumeng is an operator of Internet website which provides original Chinese novels to its users.

On June 1, 2006, the Company, through a subsidiary, acquired 100% equity interest of Gainfirst for a maximum consideration of RMB600,000,000 (equivalent to US$75,000,000). Gainfirst provides wireless Internet services in China through Beijing Infomax. An initial consideration of RMB150,000,000 (equivalent to US$18,750,000) was paid out in August 2006. The 2006 earn-out consideration based on Gainfirst’s 2006 adjusted audited combined after-tax profit minus the initial consideration amounts to RMB93,991,000 (equivalent to US$12,037,000) and the Company expects to settle in cash during 2007. The consideration payable and additional goodwill of Gainfirst have been reflected in the consolidated financial statements for the year ended December 31, 2006.

On December 20, 2006, the Company entered into a Joint Venture Deed with eBay International AG (“eBay”) to form a joint venture in 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. As at December 31, 2006, the joint venture had not been established and accordingly, no results of this joint venture are reflected in the consolidated financial statements of the Company.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames, Tel-Online, Huanjian Shumeng and Beijing Infomax beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005, August 22, 2005, January 4, 2006 and June 1, 2006 respectively.

Subsequent to 2006, in connection with the Joint Venture Deed entered between the Company and eBay on December 20, 2006, a joint venture (“Joint Venture”) has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. The Joint Venture will be jointly controlled and owned by the Company and eBay with 51% and 49% stake interest respectively. eBay will provide the initial funding of US$40,000,000 in cash to the Joint Venture and the Company will provide a shareholder’s loan in the amount of US$20,000,000 to the Joint Venture. If the initial funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by the Joint Venture and as mutually agreed by eBay and the Company. In addition, eBay will inject its subsidiary engaging in the business of operating an online auction and marketplace site in China to the Joint Venture while the Company will contribute its expertise in the Internet and mobile industries in China and its leadership and management services to the Joint Venture. The Company will account for this Joint Venture using the equity method of accounting.

RESULTS OF OPERATIONS

The following discussion of our results of operations for the years ended December 31, 2004, 2005 and 2006 is based upon our audited historical consolidated financial statements with 2005 figures being restated to conform to current year presentation, included elsewhere in this document.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Our total revenues were US$168,365,000 in 2006, representing an increase of 0.2% from 2005 revenues, which were US$168,068,000. The flat performance in total revenues was due to the negative impact from new government and mobile operator policies, offset by growth in our online advertising business and the acquisition of Beijing Infomax.

Wireless Internet Services

The majority of our revenues in 2006 continue to be derived from our wireless Internet business. In 2006, our wireless Internet business achieved revenues of US$152,637,000 representing a decrease of 3.3% from 2005, which were US$157,833,000. In 2006, our wireless Internet revenues accounted for 90.7% of our total revenues as compared to 93.9% in 2005 as we continued to emphasize our wireless Internet business as our core strategic focus area.

On July 7, 2006, the Company issued a press release relating to policy changes on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during the quarter end September 30, 2006.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Moreover, excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our wireless Internet business would have declined even more from 2005 levels.

In 2006, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues. As opposed to historically presented financials, other wireless Internet revenues exclude results from our Indiagames subsidiary as this business has been separately presented under “Discontinued Operations”.

2G Services – SMS

In 2006, our SMS services generated US$60,057,000 in revenues, compared to US$63,428,000 in 2005, representing a decline of 5.3%. In 2006, SMS services accounted for 39.4% of our total wireless Internet revenues, down from 40.2% in 2005. The primary factor behind the decline in SMS service revenues was due to the new mobile operator policies implemented in the middle of 2006. These new policies included the cancellation of per message subscriptions, double confirmation for new subscriptions and extended free trial periods, amongst other policy changes. The impact on our SMS service revenues from these new policies was offset by the acquisition of Beijing Infomax which derives the majority of its revenues from SMS whose results we began consolidating as of June 1, 2006.

2.5G Services – MMS and WAP

In 2006, our MMS services generated US$12,526,000 in revenues, compared to US$12,012,000 in 2005, representing an increase of 4.3%. In 2006, MMS services accounted for 8.2% of our total wireless Internet revenues, up from 7.6% in 2005. We continue to believe that MMS over the medium-term is a transitory product category.

In 2006, our WAP services generated US$29,226,000 in revenues, compared to US$31,686,000 in 2005, representing a decrease of 7.8%. In 2006, WAP services accounted for 19.1% of our total wireless Internet revenues, down from 20.1% in 2005. The decline in

WAP service revenues was due to the introduction of new mobile operator policies in the middle of 2006. Factors contributing to a decline in WAP service revenues included the introduction of one-month free trials for subscriptions, silent user clean-up periods shortening from 6-months to 4-months and a more stringent operating environment limiting marketing and other cross-selling activities. The impact on WAP service revenues from these new policies was offset by the acquisition of Beijing Infomax whose results we began consolidating as of June 1, 2006.

Voice Services – IVR and CRBT

In 2006, our IVR services generated US$40,166,000 in revenues compared to US$40,059,000 in 2005, representing a small increase of 0.3%. In 2006, our IVR business accounted for 26.3% of our total wireless Internet business, up from 25.4% in 2005. Our IVR business showed stable performance in 2006 compared to 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners, but whose benefits were offset by suspension of cross-selling activities by the mobile operators in the second half of 2006 due to changes in the regulatory environment.

In 2006, our CRBT services generated US$9,597,000 in revenues, as compared to US$10,557,000 in 2005, representing a decline of 9.1%. In 2006, our CRBT business accounted for 6.3% of our total wireless Internet revenues, down from 6.7% in 2005. Continued strong price competition in the average CRBT per song fees and a more stringent operating environment due to the new policies, contributed to the poor performance in our CRBT business.

Other Wireless Internet Services

In 2006, revenues from our other wireless Internet businesses were US$1,065,000, as compared to US$91,000 in 2005, representing over 11 times increase. Other wireless Internet services consist primarily of Java-based mobile games and made up 0.7% of our total wireless Internet business in 2006.

Online Advertising

Our online advertising revenues increased 44.2% to US$13,279,000 in 2006 from US$9,210,000 in 2005. In 2006, online advertising revenues accounted for 7.9% of our total revenues, up from 5.5% in 2005. This growth was driven by a number of factors including increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Others

Others revenue increased 138.9% to US$2,449,000 in 2006 from US$1,025,000 in 2005. In 2006, others revenues accounted for 1.4% of our total revenues, up from 0.6% in 2005. Revenue from paid email services and online games were the largest contributors to this revenue line and accounted for the year-on-year increase where commercial enterprise solutions is no longer a significant contributor.

Total Cost of Services. Our cost of services increased 9.3% to US$105,919,000 from US$96,900,000 in 2005. The increase was primarily due to higher cost incurred in acquiring content from third-party providers and promoting the products and services for wireless Internet services business, and partly offset by the decrease in transmission fee paid to mobile operators as revenue declined in the second half of 2006.

Gross Profit. As a result of the foregoing, our gross profit decreased 12.3% to US$62,446,000 from US$71,168,000 in 2005. Our gross profit as a percentage of total revenues, or gross profit margin, decreased to 37.1% in 2006 from 42.3% in 2005 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$6,974,000 in 2006 down 2.8% from 2005 levels or US$7,176,000. Sales and marketing expenses as a percentage of total sales remained relatively flat at 4.1% of 2006 total revenues compared to 4.3% of 2005 total revenues, as we implemented cost control programs due to the new operator policies implemented in 2006.

General and Administrative Expenses. Our general and administrative expenses increased 9.2% to US$23,087,000 in 2006 from US$21,144,000 in 2005. Beginning in 2006, with the adoption of SFAS 123R, we recognized US$2,973,000, 95.7% of total share-based compensation (“SBC”) expenses for the year 2006, in general and administrative expenses. Excluding these SBC expenses, total general and administrative expenses in 2006 would have declined from 2005 levels as we implemented cost control programs due to the new operator policies implemented in 2006.

Product Development. Our product and development expenses increased 5.8% to US$1,617,000 in 2006 from US$1,528,000 in 2005 as we continued to invest in new products and services for our online advertising, TOM-Skype and wireless Internet businesses.

Amortization of Intangibles. Our amortization of intangibles increased 95.3% to US$1,045,000 in 2006 from US$535,000 in 2005. The increase in amortization of intangibles was related primarily from the acquisition of Beijing Infomax in 2006.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 7.7% to US$32,723,000 from US$30,383,000 in 2005.

Operating Profit. As a result of the foregoing, our operating profit was US$29,723,000 in 2006 compared to profit of US$40,785,000 in 2005.

Net Interest Income. We recorded a net interest income of US$1,424,000 in 2006 compared to US$2,543,000 in 2005. The decline in net interest income was driven by higher total borrowing costs associated with an increase in short-term loans for financing purposes.

Exchange Gain. In 2006, we recognized an exchange gain of US$2,382,000 compared to exchange gain of US$1,132,000 in 2005, due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Income from Continuing Operations. As a result of the forgoing, our income from continuing operations was US$33,704,000 in 2006 compared to income of US$45,007,000 in 2005.

Loss from Discontinued Operations. In 2006, we recognized US$5,049,000 in losses associated with our stake in Indiagames which was classified as “held for sale” at the end of 2006 compared to loss of US$1,000 in 2005, primarily due to US$4,628,000 impairment charge of goodwill made in the year.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$28,655,000 in 2006 or a 36.3% decrease, compared to net income of US$45,006,000 in 2005.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Our total revenues were US$168,068,000 in 2005, representing an increase of 37.0% from 2004 which were US$122,720,000. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet Services

The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$157,833,000, representing an increase of 39.8% over 2004, which were US$112,880,000. In 2005, our wireless Internet revenues accounted for 93.9% of our total revenues as compared to 92.0% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), Voice services (IVR and CRBT) and other wireless Internet revenues.

2G services – SMS

In 2005, our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 40.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G services – MMS and WAP

In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.6% of our total wireless Internet revenues, down from 10.4% in 2004. The flat performance of MMS in 2005 was due to a migration in our mobile operator partner’s MMS billing platform to an upgraded system, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 20.1% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP and GPRS services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to mobile operator “silent user clean-up” policies, WAP growth slowed down in the second half of 2005.

Voice Services – IVR and CRBT

In 2005, our IVR services generated US$40,059,000 in revenues compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 25.4% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, as compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.7% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other Wireless Internet Services

In 2005, revenues from our other wireless Internet businesses were US$91,000 and we did not report other wireless Internet revenues in 2004.

Online Advertising

Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.5% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including, increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Others

Others revenue decreased 54.6% to US$1,025,000 in 2005 from US$2,257,000 in 2004. In 2005, others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 51.5% to US$96,900,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators, third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 49.6% to US$96,900,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 22.8% to US$71,168,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.3% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$7,176,000 in 2005, down by 6.7% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses were incurred directly in relation to our wireless Internet revenues and thus had been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 70.7% to US$21,144,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$ 8,759,000 in general and administration expenses was due to the following primary factors (a) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005 (b) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000 (c) increased professional fees to prepare for Sarbanes-Oxley compliance and (d) a general increase in staff headcount and salary.

Product Development. Our product and development expenses increased 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased headcount of our product development teams.

Amortization of Intangibles. Our amortization of intangibles decreased to US$535,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, were already all amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 13.0% to US$30,383,000 from US$26,887,000 in 2004.

Operating Profit. As a result of the foregoing, our income from operations was US$40,785,000 in 2005 compared to income of US$31,076,000 in 2004.

Net Interest Income. We recorded a net interest income of US$2,543,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Exchange Gain. In 2005, we recognized an exchange gain of US$1,132,000 compared to nil in 2004, due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005 compared to net income of US$33,908,000 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash provided by operating activities	33,759	51,008	53,878
Net cash used in investing activities	(146,099)	(95,266)	(66,566)
Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2006, we had cash and cash equivalents of US$110,933,000.

Net cash provided by operating activities was US$53,878,000 in 2006 compared to net cash provided by operating activities of US$51,008,000 in 2005. This increase was primarily due to the improvement of our working capital management in 2006. The average collection time for our accounts receivable has decreased from 64 days in 2005 to 62 days in 2006.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China and elsewhere. In 2006, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 82% and 17% to our wireless Internet services revenues. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$66,566,000 in 2006 compared to US$95,266,000 in 2005. This decrease in 2006 was mainly due to the decrease in our net cash paid for acquisitions to US$34,519,000 in 2006 from US$99,937,000 in 2005 and the increase in our net cash invested in bank deposits amounting to US$25,693,000 in 2006. In addition, there was receipts of US$16,392,000 from disposal of available-for-sale securities in 2005 while no such disposal in 2006. Our primary use of cash for investing activities in 2006 was for the payments of earn-out consideration in connection with the acquisitions of Treasure Base, Huanjian Shumeng and Beijing Infomax amounting to US$16,615,000, US$2,728,000 and US$18,750,000, respectively.

We currently have US$3,010,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Capital expenditures	9,175	9,843	6,354
Capital divestitures (cost)	538	2,510	446
Capital divestitures (book value)	9	94	23

In addition, as at December 31, 2006, we committed to finance the new joint venture to be set up with eBay in 2007 in the form of a shareholder’s loan of US$20,000,000.

Net cash provided by financing activities was US$21,228,000 in 2006, mainly from cash received, net of facility charges, from a one-year bank loan of US$35,340,000. The loan was effectively pledged with certain debt securities, bearing interest at 0.3% over 3-month London Inter-Bank Offered Rate and will be repaid in June 2007. In 2006, the Company had repaid all outstanding loans balances of US$20,038,000 to parent company.

As at December 31, 2006, our balance of current assets and restricted securities totaled US$277,905,000 while the balance of our total liabilities amounted to US$128,939,000. We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities.

As at December 31, 2006, our balance of long-term liabilities totaled US$55,423,000, comprising of a bank loan, amounting to US$55,271,000 and deferred tax liabilities of US$152,000. Should we require additional financing, for instance, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2006, our amount due to related parties was US$204,000 which was unsecured, non-interest bearing and had no fixed repayment terms. In addition, we have bank loans amounting to US$90,611,000 and we did not have any material debt securities or material mortgages or liens except for our marketable securities were pledged for the bank loans. In addition, other than our obligations to pay 2006 earn-out consideration of US$12,037,000 and 2007 earn-out consideration of unknown amount in connection with our acquisition of Beijing Infomax as of December 31, 2006, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Bank loan – short term	—	—	35,340
Bank loan – long term	—	56,099	55,271
Due to related parties – short term	20,331	19,430	204

Total	20,331	75,529	90,815

	Payments due by period
	Within
	Total	1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Bank loans	90,611	35,340	55,271	—	—
Due to related parties – short term	204	204	—	—	—
Acquisition obligation(1)	12,037	12,037	—	—	—
Operating lease commitments	2,910	1,233	815	862	—
Other contractual commitments(2)	23,010	23,010	—	—	—

Total contractual obligations	128,772	71,824	56,086	862	—

(1)	This is the 2006 earn-out consideration payable in connection with the acquisition of Beijing Infomax.
(2)	Includes US$20,000,000 commitment in financing the new joint venture to be set up with eBay in 2007.

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2006, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng, Beijing Infomax and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng, Beijing Infomax and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 10%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

RESEARCH AND DEVELOPMENT

Research and development costs represented 1.0% of our total revenues in 2006, 0.1% above the level in 2005. We anticipate that research and development costs will increase in 2007 to expand our wireless products and services offering and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contract that is indexed to our own shares and classified as shareholder’s equity, or that is not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

Cayman Islands - The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong - Advanced Internet Services Limited (“AIS”) and TOM Online (HK) Limited (“TOM Online HK”), our 100% owned subsidiaries, are subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. AIS and TOM Online HK have not, however, paid any income taxes in Hong Kong because they do not generate any revenue.

China - In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone, Huanjian Shumeng and Beijing Infomax. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ending December 31,
	2006	2007	2008	2009	2010	2011
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	15%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	7.5%	7.5%	7.5%	15%	15%	15%
GreaTom	7.5%	15%	15%	15%	15%	15%
Beijing Super Channel	15%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	7.5%	7.5%	7.5%	15%	15%
LingXun	7.5%	7.5%	7.5%	15%	15%	15%
Ceng Dong Yi	0%	0%	7.5%	7.5%	7.5%	15%
Beijing Lahiji	0%	7.5%	7.5%	7.5%	15%	15%
Startone	7.5%	7.5%	7.5%	15%	15%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%
Huanjian Shumeng	33%	33%	33%	33%	33%	33%
Beijing Infomax	7.5%	7.5%	7.5%	15%	15%	15%
Dong Kuilin	0%	0%	0%	7.5%	7.5%	7.5%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses.

The table below sets forth the tax loss carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2006:

		For the year ending December 31,
	Total	2007	2008	2009	2010	2011
		(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,829	877	910	965	477	600
Beijing Lei Ting (Chengdu)	1,789	—	—	538	646	605
Beijing Super Channel	13,520	—	1,256	—	6,086	6,178
Shanghai Super Channel	2,772	459	400	560	621	732

In addition, our PRC revenues are subject to business taxes and VAT. For a summary of these taxes, see “Revenues”.

OTHERS

Foreign Exchange Exposure

On July 21, 2005, the People’s Bank of China announced a new system to set the value of the RMB against an unspecified basket of currencies instead of a roughly fixed rate of RMB 8.3 per US$. Since then, the RMB has appreciated to 7.8087 per US$ on December 31, 2006. We expect our revenues on a US$ basis to be impacted roughly in-line to fluctuation in the RMB exchange rates to the US$.

Charges on Group Assets

As at December 31, 2006, the Company had pledged all the available-for-sale securities (the restricted securities) with aggregate fair value of US$97,729,000 and face value of US$100,000,000 as collaterals for a four-year bank loan of US$55,271,000 and a short term bank loan of US$35,340,000. The short term bank loan bears interest at 0.3% over 3-month LIBOR and will be repaid in June 2007 while the four-year bank loan bears interest at 0.23% per annum over LIBOR and will be repaid in April 2009.

Employee Information

As at December 31, 2006, the Group had 1,208 full-time employees located in China for the continuing operations. During 2006, our employee costs, including Directors’ emoluments, totaled US$17,355,000 for the continuing operations.

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Gearing Ratio

As at December 31, 2006, the gearing ratio of the Group based on total liabilities over total assets was approximately 25.1%.

PROPOSED CONDITIONAL POSSIBLE PRIVATISATION OF TOM ONLINE

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. The Proposal will be made only if the Proposal and the transactions contemplated thereunder have first been approved at an extraordinary general meeting of TOM (“TOM EGM”). Accordingly, there is no assurance that the Proposal will be made. An announcement will be made by TOM in relation to the voting results of the TOM EGM. For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

AUDITED CONSOLIDATED BALANCE SHEETS

		December 31,
		2005	2006
	Note	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		99,869	110,993
Short-term bank deposits		1,863	25,613
Accounts receivable, net	6	33,950	23,473
Restricted cash		300	300
Prepayments		6,053	4,754
Deposits and other receivables		2,503	2,616
Due from related parties		189	170
Inventories		53	65
Assets held for sale	9	—	12,192

Total current assets		144,780	180,176

Available-for-sale securities		38,519	—
Restricted securities		59,122	97,729
Investment under cost method		1,494	1,588
Long-term prepayments and deposits		132	333
Property and equipment, net		15,346	15,360
Deferred tax assets		521	673
Goodwill, net		184,678	214,791
Intangibles, net		1,415	2,949

Total assets		446,007	513,599

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	7	5,031	9,365
Other payables and accruals		16,002	14,679
Income tax payable		569	432
Deferred revenues		69	328
Consideration payable		16,615	12,037
Short-term bank loan		—	35,340
Due to related parties		19,430	204
Liabilities held for sale	9	—	1,131

Total current liabilities		57,716	73,516

Non-current liabilities:
Secured bank loan		56,099	55,271
Deferred tax liabilities		182	152

Total liabilities		113,997	128,939

Minority interests		2,900	878
Minority interests of a subsidiary held for sale	9	—	2,324

		116,897	132,141

Commitments
Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,654,528 shares issued and outstanding as at December 31, 2005 and 2006 respectively)		5,416	5,461
Paid-in capital		312,643	322,459
Statutory reserves		11,396	11,535
Accumulated other comprehensive (losses)/incomes		(3,187)	10,645
Retained earnings		2,842	31,358

Total shareholders’ equity		329,110	381,458

Total liabilities, minority interests and shareholders’ equity		446,007	513,599

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2004	2005	2006
	Note	(in thousands of U.S. dollars, except number of shares & per share amounts) Restated (note 9)
Revenues:
Wireless Internet services		112,880	157,833	152,637
Advertising		7,583	9,210	13,279
Others		2,257	1,025	2,449

Total revenues	2	122,720	168,068	168,365

Cost of revenues:
Cost of services*		(63,966)	(96,900)	(105,919)
Cost of goods sold		(791)	—	—

Total cost of revenues	2	(64,757)	(96,900)	(105,919)

Gross profit	2	57,963	71,168	62,446

Operating expenses:
Selling and marketing expenses*		(7,695)	(7,176)	(6,974)
General and administrative expenses*		(12,385)	(21,144)	(23,087)
Product development expenses*		(886)	(1,528)	(1,617)
Amortization of intangibles		(5,614)	(535)	(1,045)
Provision for impairment of intangibles		(307)	—	—

Total operating expenses		(26,887)	(30,383)	(32,723)

Operating profit		31,076	40,785	29,723

Other income:
Net interest income		3,095	2,543	1,424
Exchange gain		—	1,132	2,382
Gain on disposal of available-for-sale securities		—	450	—

Income from continuing operations before tax		34,171	44,910	33,529
Income tax credit	3	41	63	140

Income from continuing operations after tax		34,212	44,973	33,669
Minority interests		(304)	34	35

Income from continuing operations		33,908	45,007	33,704
Loss from discontinued operations, net of income tax	9	—	(1)	(5,049)

Net income attributable to shareholders		33,908	45,006	28,655

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

		Year ended December 31,
		2004	2005	2006
	Note	(in thousands of U.S. dollars, except number of shares & per share amounts) Restated (note 9)
Earnings/(Losses) per ordinary share – basic (cents):	4
Continuing operations		0.94	1.10	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share - basic		0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):	4
Continuing operations		0.85	1.07	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share - diluted		0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):	4
Continuing operations		75.2	87.7	63.4
Discontinued operations		—	—	(9.5)

Total earnings per American Depositary Share – basic		75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):	4
Continuing operations		68.4	85.4	63.0
Discontinued operations		—	—	(9.4)

Total earnings per American Depositary Share – diluted		68.4	85.4	53. 6

Weighted average number of shares used in computing Earnings Per Share:
Ordinary share – basic	4	3,608,743,169	4,107,485,514	4,254,457,083
Ordinary share – diluted	4	3,967,558,949	4,217,527,395	4,282,032,387
American Depositary Share – basic		45,109,290	51,343,569	53,180,714
American Depositary Share – diluted		49,594,487	52,719,092	53,525,405

___________
* Included Share-based compensation expense under SFAS 123R
Cost of services		—	—	96
Selling and marketing expenses		—	—	5
General and administrative expenses		—	—	2,973
Product development expenses		—	—	33

Total share-based compensation expense		—	—	3,107

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/ incomes	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (*)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

Issuance of shares on exercise of employee share options	35,122,423	45	6,709	—	—	—	6,754
Share-based compensation (**)	—	—	3,107	—	—	—	3,107
Unrealized gain on securities	—	—	—	—	465	—	465
Currency translation adjustments	—	—	—	—	13,367	—	13,367
Net income	—	—	—	—	—	28,655	28,655
Appropriation to statutory reserves	—	—	—	139	—	(139)	—

Balance as of December 31, 2006	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458

*	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for-sale securities.
**	The Group recognized share-based compensation expense using SFAS 123R from January 1, 2006.

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	33,908	45,006	28,655
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	5,614	975	1,155
Amortization of premium on debt securities	298	383	379
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts	761	691	335
Provision for impairment of goodwill	—	—	4,628
Depreciation	4,544	6,977	8,535
Deferred income tax	(74)	18	(216)
Minority interests	304	221	(223)
Exchange gain, net	—	(1,132)	(2,382)
Loss on disposal of property and equipment	9	94	74
Gain on disposal of available-for-sale securities	—	(450)	—
Loss on issuance of shares by a subsidiary	—	69	—
Stock-based compensation expense	—	—	3,107

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(10,443)	(5,764)	10,586
Prepayments	(2,892)	(1,144)	43
Deposits and other receivables	69	(368)	(162)
Due from related parties	(35)	(30)	10
Inventories	(84)	62	(10)
Long-term prepayments and deposits	63	(82)	—
Accounts payable	(1,085)	1,684	385
Other payables and accruals	2,499	5,140	(1,359)
Income tax payable	24	(409)	(299)
Deferred revenues	(374)	(54)	251
Due to related parties	346	(879)	386

Net cash provided by operating activities	33,759	51,008	53,878

Cash flow from investing activities:
Payments for purchase of property and equipment	(9,175)	(9,843)	(6,354)
Cash paid for short-term bank deposits	—	(1,878)	(51,110)
Cash paid for entrusted loan provided to a related party	—	(2,461)	—
Cash received from short-term bank deposits	—	—	25,417
Receipt from a related party for repayment of the entrusted loan	—	2,461	—
Payments for purchase of intangible assets	(1,663)	—	—
Payment for investment under cost method	(1,494)	—	—
Net cash used in acquisition of subsidiaries	(14,884)	(99,937)	(34,519)
Payments for investment in available-for-sale securities	(118,883)	—	—
Receipt on disposal of available-for-sale securities	—	16,392	—

Net cash used in investing activities	(146,099)	(95,266)	(66,566)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	169,024	4,650	6,754
Payments for IPO shares issuing expenses	—	(803)	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	3,985	—
Bank loan, net of handling charges	—	56,886	35,340
Partial repayment of bank loan	—	(901)	(828)
Repayment of loans due to parent company	—	—	(20,038)

Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540
Cash and cash equivalents, beginning of year	22,636	79,320	99,869
Foreign currency translation	—	990	2,957

Cash and cash equivalents, end of year	79,320	99,869	111,366

Representing:
Cash and cash equivalents in discontinued operations, end of year (Note 9)	—	1,135	373
Cash and cash equivalents in continuing operations, end of year	79,320	98,734	110,993

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(9)	(208)	(330)
Interest received from bank deposit and debt securities	3,985	5,552	6,856
Interest paid for bank loans and loans due to parent company	—	(2,167)	(4,608)

Non-cash activities:
Property and equipment transferred from TOM Group	7	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	18,500	47,547	—
Outstanding payments for listing expenses	803	—	—

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation and Accounting Policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries and variable interest entities are collectively referred to as the “Group”.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative consolidated statements of operations for the year ended December 31, 2005 have been restated as if the operation discontinued during the year ended December 31, 2006, i.e. Indiagames had been discontinued from the start of the comparative period. Please refer to note 9.

Except for the adoption of the Statement of Financial Accounting Standard (“SFAS”) 123R “Share-Based Payment” from January 1, 2006, details of which will be disclosed in our annual report for the year ended December 31, 2006, the principal accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2005.

2.	Turnover and Segment Reporting

Based on the criteria established by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2006. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
		(restated*)
Revenues
Wireless Internet services	112,880	157,833	152,637
Advertising	7,583	9,210	13,279
Others	2,257	1,025	2,449

Total revenues	122,720	168,068	168,365

Cost of revenues
Wireless Internet services	(60,979)	(93,806)	(100,212)
Advertising	(2,736)	(2,877)	(4,925)
Others	(1,042)	(217)	(782)

Total cost of revenues	(64,757)	(96,900)	(105,919)

Gross profit	57,963	71,168	62,446

*	Figures in 2005 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

3.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2004, 2005 and 2006.

The effect of tax holiday is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except for per share data)
Effect of tax holiday	8,153	20,843	15,534

Earnings per ordinary share effect, basic (cents)	0.23	0.51	0.37

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2004	2005	2006
EIT statutory rate	33%	33%	33%

Permanent book-tax differences:
- Staff costs and welfare	2%	2%	6%
- Administrative expenses	3%	5%	9%
- Advertising expenses	—	—	1%
- Interest expense	—	2%	6%
- Provision for impairment and amortization of goodwill and other intangibles	1%	—	8%
- Donation	2%	—	—
- Others	(2)%	(3)%	(5)%
Change in valuation allowance	(18)%	7%	(2)%
Effect of tax holiday	(21)%	(46)%	(55)%

Effective EIT rate	—	—	1%

As of December 31, 2004, 2005 and 2006, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Loss carry-forwards	1,797	4,180	5,803
Depreciation	858	950	906
Provision for impairment of intangibles	23	—	—
Allowance for doubtful accounts	285	341	675
Provision for impairment of property and equipment	114	—	—
Others	729	350	(118)
Valuation allowances	(3,458)	(5,482)	(6,745)

Net deferred tax assets	348	339	521

Subject to the approval of the relevant tax authorities, the Group had losses carried forward of US$24,985,000 as of December 31, 2006. US$2,318,000, US$4,210,000, US$2,183,000, US$8,026,000 and US$8,248,000 of these loss carry-forwards will expire in 2007, 2008, 2009, 2010 and 2011, respectively.

As of December 31, 2004, 2005 and 2006, valuation allowances of US$3,458,000, US$5,482,000 and US$6,745,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. It is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The deferred tax assets of US$673,000 as of December 31, 2006 (December 31, 2005: US$521,000) arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future. As of December 31, 2006, the Group had deferred tax liabilities of US$152,000 (December 31, 2005: US$182,000).

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 year tax holiday incentive granted under certain conditions. Income tax of Indiagames was included under discontinued operations as disclosed in note 9.

4.	Earnings/(Losses) per Ordinary Share and Earnings/(Losses) per American Depositary Share

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Income from continuing operations	33,908	45,007	33,704
Income from discontinued operations	—	(1)	(5,049)

Net income attributable to ordinary shareholders	33,908	45,006	28,655

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,608,743,169	4,107,485,514	4,254,457,083
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	358,815,780	95,829,816	—
Dilutive effect of share options	—	14,212,065	27,575,304

Weighted average number of ordinary shares outstanding, diluted	3,967,558,949	4,217,527,395	4,282,032,387

Earnings/(Losses) per ordinary share – basic (cents):
Continuing operations	0.94	1.10	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - basic	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):
Continuing operations	0.85	1.07	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - diluted	0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):
Continuing operations	75.2	87.7	63.4
Discontinued operations	—	—	(9.5)

Total earnings per American Depositary Share – basic	75.2	87.7	53.9

	Year ended December 31,
	2004	2005	2006
Earnings/(Losses) per American Depositary Share – diluted (cents):
Continuing operations	68.4	85.4	63.0
Discontinued operations	—	—	(9.4)

Total earnings per American Depositary Share – diluted	68.4	85.4	53.6

Stock options for a total of 280,000,000 ordinary shares in 2004 were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005 and 2006, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

In 2005 and 2006, share options were exercised by certain employees. As a result, the Company issued 24,176,602 and 35,122,423 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000 and US$6,754,000 in 2005 and 2006, respectively. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

5.	Dividends

There were no dividends declared, made or paid by the Group for the years ended December 31, 2004, 2005 and 2006.

6.	Accounts Receivable, net

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Accounts receivable, gross	37,883	27,825
Provision for doubtful accounts receivable	(3,933)	(4,352)

Accounts receivable, net	33,950	23,473

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	14,229	11,051
31-60 days	7,323	3,987
61-90 days	5,122	2,469
Over 90 days	7,276	5,966

Accounts receivable, net	33,950	23,473

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet services revenues are collected from the mobile telecommunication operators in arrears.

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 are as below:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Beginning of year	(3,164)	(3,933)
Charged to expenses	(691)	(335)
Write-off of receivable balances and corresponding provisions	5	53
Exchange adjustment	(83)	(169)
Reclassified to asset held for sales	—	32

End of year	(3,933)	(4,352)

7.	Accounts Payable

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	2,609	3,956
31-60 days	399	1,548
61-90 days	323	836
Over 90 days	1,700	3,025

Total accounts payable	5,031	9,365

8.	Net Current Assets and Total Assets Less Current Liabilities

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net current assets	87,064	106,660
Total assets less current liabilities	388,291	440,083

9.	Discontinued Operations

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the consolidated balance sheet as at December 31, 2006. The results of its operation were also separately presented on the face of the consolidated statement of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006 which included:

	Year ended December 31,
	2005	2006
	(in thousands of U.S .dollars)
Net profit/(loss) for Indiagames	68	(421)
Loss on issuance of Indiagames’ shares	(69)	—
Provision for goodwill impairment *	—	(4,628)

Loss from Discontinued Operations	(1)	(5,049)

*	In 2006, the Company recognized an impairment charge on goodwill relating to Indiagames amounting to US$4,628,000 based on a binding term sheet signed with a potential buyer in March 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

December 31, 2006
(in thousands of U.S. dollars)
Cash and cash equivalents	373
Short-term bank deposits	2,592
Account receivable, net	2,067
Other current assets	1,856
Goodwill, net	4,754
Other non-current assets	550

Assets held for sale	12,192

Accounts payable	104
Other payable and accruals	1,027

Liabilities held for sale	1,131

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 has been reported separately in the Group’s consolidated balance sheets as at December 31, 2006.

The results and cash flow information for Indiagames during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S .dollars)
Revenues	4,046	3,946
Operating expenses	(3,802)	(4,805)

Operating profit/(loss)	244	(859)
Other income	118	205

Income/(loss) before tax	362	(654)
Income tax (charge)/credit	(39)	45

Income/(loss) after tax	323	(609)
Minority interest	(255)	188

Net profit/(loss)	68	(421)

	Year ended December 31,
	2005	2006
	(in thousands of U.S .dollars)
Net cash (used)/provided by operating activities	(915)	5
Net cash used in investing activities	(2,143)	(769)
Net cash provided in financing activities	3,985	—

Net increase/(decrease) in cash and cash equivalents	927	(764)
Cash and cash equivalents, beginning of year	313	1,135
Foreign currency translation	(105)	2

Cash and cash equivalents, end of year	1,135	373

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCE BETWEEN US GAAP AND HK GAAP

The consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of December 31, 2004, 2005 and 2006, and the net income attributable to shareholders and the basic earnings per share of the Group for each of the three years then ended is presented below.

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	33,908	45,006	28,655
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	4,411	—	—
Share-based employee compensation expenses	(6,297)	(5,005)	34

Net income attributable to shareholders under HK GAAP	32,022	40,001	28,689

Earnings per ordinary share – basic (cents) under US GAAP	0.94	1.10	0.67

Earnings per ordinary share – basic (cents) under HK GAAP	0.89	0.97	0.67

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Total assets under US GAAP	403,101	446,007	513,599
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP #	5,040	5,040	5,336

Total assets under HK GAAP	408,141	451,047	518,935

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net assets under US GAAP	234,424	329,110	381,458
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP #	5,040	5,040	5,336

Net assets under HK GAAP	239,464	334,150	386,794

#	As at December 31, 2006, the reversal of amortization of intangibles which were recognized as goodwill under HK GAAP amounting to US$5,336,000 included a currency translation adjustment of US$296,000 arising in 2006.

The Hong Kong Institute of Certified Public Accountants (HKICPA) issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (together the “new HKFRS”) which are effective for accounting periods beginning on or after January 1, 2005. The adoption of new and revised new HKFRS had no material effect on the Group’s accounting policies except HKFRS2, “Share-based Payment”.

Since January 1, 2005, the Group has adopted HKFRS2, “Share-based Payment”, which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

Summary of principal differences between US GAAP and HK GAAP that affect the Financial Statements of the Company

(a)	Amortization of goodwill

Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets” which the Group has early adopted since January 1, 2004, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing.

Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and US GAAP in relation to amortization of goodwill.

(b)	Recognition of share-based compensation expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee stock options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148. In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share based payment transactions using fair value based methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

Under HK GAAP, prior to April 2004, there was no specific guidance for accounting for grants of share options to employees. HKFRS 2 “Share-based Payment” was released to cover the recognition and measurement of these transactions. HKFRS 2 requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after 7 November 2002 and had not yet vested at the effective date of HKFRS2, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at fair value at the date of grant and amortized over the vesting period. The Group adopted HKFRS 2 as from January 1, 2005.

Accordingly, the GAAP difference for the year ended December 31, 2006 reflected the cost of options granted before 7 November 2002 recognized under US GAAP but not recognized under HK GAAP.

2.	NON-GAAP FINANCIAL MEASURES

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBITDA, depreciation and amortization expenses have been excluded from the total operating profit. In calculating adjusted EBITDA, the share-based compensation expense has been further excluded from EBITDA to derive at the adjusted EBITDA. In addition, share-based compensation expense and goodwill impairment charge on Indiagames have also been excluded from the Net Income/(Loss) Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason for excluding share-based compensation expense to arrive at the adjusted EBITDA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” was only adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results to those of prior periods. As the goodwill impairment charge on Indiagames is a non-recurring and non-cash item, the Company believes that the exclusion of such expense could enhance the investors’ overall understanding of the Company’s current financial performance and future prospects. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net Income as shown below. The number of shares used in the calculation has been disclosed in note 4 to the audited consolidated financial statements.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further information in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	40,785	29,723
Discontinued operations	244	(859)

Total operating profit	41,029	28,864

Add back: Depreciation	6,977	8,535
Amortization of intangibles and others	975	1,155

EBITDA	48,981	38,554

Add back: Share-based compensation	—	3,107

Adjusted EBITDA	48,981	41,661

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders	45,006	28,655
Add back: Share-based compensation	—	3,107
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	45,006	36,390

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	12,259	3,078
Discontinued operations	(116)	(129)

Total operating profit	12,143	2,949

Add back: Depreciation	1,866	2,173
Amortization of intangibles and others	208	373

EBITDA	14,217	5,495

Add back: Share-based compensation	—	821

Adjusted EBITDA	14,217	6,316

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income/(loss) attributable to shareholders	12,720	(509)
Add back: Share-based compensation	—	821
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	12,720	4,940

Based on the Non-GAAP Net Income and the number of shares as disclosed in note 4 to the consolidated financial statements, the calculated Non-GAAP basic and diluted earnings per share are as follows:

	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
Non-GAAP earnings per ordinary share – basic (cents):	0.30	0.12	1.10	0.86

Non-GAAP earnings per ordinary share – diluted (cents):	0.30	0.12	1.07	0.85

Non-GAAP earnings per American Depositary Share – basic (cents):	24.2	9.3	87.7	68.4

Non-GAAP earnings per American Depositary Share – diluted (cents):	23.9	9.3	85.4	68.0

3.	REVIEW FOR 4Q 2006

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved the following:

For the fourth quarter of 2006:

•

Total revenues were US$33.62 million (“mn”), a decrease of 28.5% from the same period last year and 11.1% from last quarter. Total revenues exclude results from our Indiagames subsidiary as it has been separately reported under discontinued operations.

•

Wireless Internet revenues were US$29.60mn, representing a 32.0% decrease from the same period last year and an 11.9% decrease from the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of total quarterly revenues.

•

Online advertising revenues were US$3.16mn, representing a 1.3% decrease from the same period last year and 10.6% decrease from the previous quarter. Online advertising revenues made up 9.4% of our total quarterly revenues.

•

Net loss was US$0.51mn, a decrease of 109.6% from the last quarter and a decrease of 104.0% from the same period last year due to the provision for goodwill impairment of US$4.63mn for Indiagames under discontinued operations.

•	Excluding share-based compensation (“SBC”) expenses of US$0.82mn and goodwill impairment charge on Indiagames of US$4.63mn, Non-GAAP net income was US$4.94mn.

•	Fully diluted loss per American Depositary Share (“ADS”) was US$0.96 cents or US$0.01 cents per common share.

•	Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP fully diluted earnings per ADS was US$9.28 cents per ADS or US$0.12 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61mn at the end of 2006.

	4Q 2005	3Q 2006	4Q 2006
	(in thousands of U.S. dollars)
	Unaudited & Restated*	Unaudited & Restated*	Unaudited
Wireless Internet	43,518	33,589	29,596
Online advertising	3,198	3,531	3,157
Others	302	706	864

Total revenues	47,018	37,826	33,617

Cost of revenues	(26,130)	(25,487)	(22,243)

Gross profit	20,888	12,339	11,374
Operating expenses	(8,629)	(8,053)	(8,296)

Operating profit	12,259	4,286	3,078
Other income	452	1,018	1,044
Income tax credit/(charge)	54	(2)	38
Minority interest	6	1	18

Income from continuing operations	12,771	5,303	4,178
Loss from discontinued operations	(51)	(25)	(4,687)

Net income/(loss)	12,720	5,278	(509)

*	Figures in 4Q 2005 and 3Q 2006 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

FOURTH QUARTER 2006 (“4Q06”) – FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended December 31, 2006 were US$33.62mn, a decrease of 28.5% compared to the same period year on year (“YoY”) and a decrease of 11.1% quarter on quarter (“QoQ”).

Our 4Q06 total revenues exclude the revenue of our Indiagames subsidiary due to the re-classification of this business as “held-for-sale” at end of 2006 and the associated profits and losses from Indiagames during the period presented are now separately reported under (losses)/income from discontinued operations in the consolidated statements of operations. If we were to include Indiagames fourth quarter revenues as part of total revenues (Non-GAAP presentation), total revenues for 4Q06 would have been US$34.69mn.

Wireless Internet revenues were US$29.60mn, representing a 32.0% decrease from the same period last year and an 11.9% decrease compared to the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of our total quarterly revenues compared to 88.8% in the third quarter.

Online advertising revenues were US$3.16mn, representing a 10.6% decrease QoQ and 1.3% decrease YoY. Online advertising revenues made up 9.4% of our total quarterly revenues, up slightly from 9.3% in the third quarter.

Gross profit was US$11.37mn representing a decrease of 45.5% compared to the same period last year and a 7.8% decline QoQ. Gross margins improved slightly to 33.8% in 4Q06 compared to 32.6% in the 3Q06. The small improvement in 4Q06 gross margins from 3Q06 was mainly due to lower sequential rich media costs in our advertising business as wireless Internet gross margins remained flat QoQ.

Total operating expenses were US$8.30mn in 4Q06, 3.0% higher than 3Q06 but down 3.9% compared to the same period last year. The slight QoQ increase in 4Q06 operating expenses was mainly due to an increase in year-end marketing activities. In addition, during 4Q06, the Company recognized US$0.82mn in SBC expenses which are excluded in our non-GAAP presentation of earnings.

Operating profit was US$3.08mn, down 74.9% from the same period last year and 28.2% from the previous quarter. Excluding SBC expenses, Non-GAAP operating profit would have been US$3.90mn. Operating margins were 9.2% in 4Q06, compared to 11.3% in the previous quarter.

4Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$5.50mn, a decrease of 61.4% YoY and 18.7% QoQ. EBITDA margins were 15.8% for the quarter compared to 17.3% in 3Q06. Excluding SBC expenses, 4Q06 adjusted EBITDA was US$6.32mn.

Net loss was US$0.51mn, a decrease of 104.0% YoY and 109.6% QoQ primarily due to a goodwill impairment charge of US$4.63mn associated with the decision to sell substantially all our interest in Indiagames.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP net income was US$4.94mn, a decrease of 61.2% YoY and 18.0% QoQ.

US GAAP basic loss per ADS was US$0.96 cents for the quarter. US GAAP basic loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP basic loss per ADS were 53.25mn and shares used in computing US GAAP basic loss per Hong Kong ordinary share were 4,259.63mn.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP basic earnings per ADS were US$9.28 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63mn.

US GAAP diluted loss per ADS was US$0.96 cents for the quarter. US GAAP diluted loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP diluted loss per ADS were 53.25mn shares and shares used in computing US GAAP diluted loss per Hong Kong ordinary share were 4,259.71mn.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP diluted earnings per ADS were US$9.28 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cent for the quarter. Shares used in computing diluted earnings per ADS were 53.25mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.71mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61mn at the end of 2006.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$29.60mn for the fourth quarter of 2006, a decrease of 11.9% QoQ and 32.0% YoY. Wireless Internet revenues accounted for 88.0% of our total revenues in the quarter compared to 88.8% in 3Q06.

As we had previously discussed, our variable interest entity, Infomax, generated a significant portion of its revenues in 3Q06 from CCTV-2’s “Dream China” show which aired during the August and September time frame. As such, a primary factor for the QoQ decline in wireless Internet business was due to this seasonal factor. If we were to exclude Infomax from our quarterly comparison, total wireless Internet revenues would have been US$25.52mn in 4Q06 and US$ 26.64mn in 3Q06, representing a decrease of 4.2% QoQ.

On July 7, 2006, TOM Online issued a press release relating to policy changes on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during 3Q06.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Moreover, excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our wireless Internet business would have declined even more from 2005 levels on a YoY comparison.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and believe this will benefit our business in the long run.

SMS services

SMS (“Short Messaging Service”) revenues in 4Q06 were US$9.44mn, down 33.6% QoQ and 47.0% YoY. SMS revenues made up 31.9% of our total wireless Internet revenues for the quarter. The primary factors for the steep QoQ decline in our SMS business were ongoing implementation of new operator policies towards the tail end of the quarter as well as significantly reduced contribution from Infomax’s SMS business due to the seasonality of the “Dream China” show.

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 4Q06 were US$2.38 mn, up 14.4% QoQ but down 45.8% YoY. MMS revenues made up 8.0% of our total wireless Internet revenues in the quarter. As discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 4Q06 were US$7.32 mn, representing a 1.1% decrease QoQ and 9.3% decrease YoY. WAP revenues made up 24.7% of our total wireless Internet revenues in the quarter. Our WAP business stabilized from the previous quarter as we continued to shift the bulk of our WAP business to usage-based services compared to subscription based services to mitigate ongoing impact from operator policies.

Voice services

IVR (“Interactive Voice Response”) revenues in 4Q06 were US$7.92 mn, down 2.8% QoQ and 27.2% YoY. IVR revenues made up 26.8% of our total wireless Internet revenues in the quarter. Our IVR business continued to decline QoQ due to the impact of cross-selling restrictions and other operator policy factors. As of January 1, 2007, our IVR operations were transitioned to China Mobile’s centralised IVR platform.

CRBT (“Colour Ringback Tones”) revenues in 4Q06 were US$2.30 mn, up 42.6% QoQ and roughly flat YoY. CRBT revenues made up 7.8% of our total wireless Internet revenues in the quarter. There was a rebound in our CRBT business due to year-end promotional activities with mobile operators in addition to continued average CRBT per song price declines stimulating incremental end-user demand.

Other Wireless Internet Services

Other wireless Internet revenues were US$0.24 mn, representing 71.2% increase QoQ and 205.1% increase YoY. Other wireless Internet revenues made up 0.8% of our total wireless revenues. Other wireless Internet revenues consist mainly of Java-based mobile game download services.

Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet revenues. However, due to the re-classification of this business as “held-for-sale” at end 2006, the associated (losses)/income of Indiagames have been separately reported as (losses)/income from discontinued operations below our income from continuing operations line.

Online Advertising and Portal

Online advertising revenues were US$3.16mn in 4Q06, representing a decrease of 10.6% QoQ and a decrease of 1.3% YoY. Whilst our portal remains an important business area for the Company, we are facing competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic. In 4Q06 this was compounded by a reduction in e-commerce advertisers ad spend on our site. As such, on both a QoQ and YoY basis, our online advertising business performance lagged well below our peers.

During the period, we continued to improve our back-end editorial and content publishing systems to provide better user-experiences and support Web 2.0 features with a goal to improve our audience share in online entertainment and sports.

As we continue to transit the current wireless Internet operating environment, management will continue its efforts on our portal and in particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in our market.

NEW BUSINESS OPPORTUNITIES

TOM Eachnet

At the end of 2006, we announced a joint venture agreement with eBay / Eachnet to combine their respective expertise to build a new China marketplace business in 2007. We are optimistic that through the combination of eBay's global e-commerce knowledge and our deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, we believe that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing new mobile commerce (“m-commerce”) opportunities.

TOM-Skype JV and UMPay

At the end of January 2007, we had over 31.5 mn registered TOM-Skype users, up from over 23.5 mn registered users at the end of October 2006, or an increase of over 8.0 mn new registered users. The growth in TOM-Skype users is due to sustained marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base continuing to exhibit positive network effects.

Regarding our alliance with UMPay, the Company continued to work closely with UMPay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

AUDIT COMMITTEE

The audited consolidated results of the Group for the year ended December 31, 2006 have been reviewed by the Audit Committee.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 15 of the GEM Listing Rules throughout the year ended December 31, 2006.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“ADSs”	means	American depositary shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Beijing Infomax”	means	Beijing Bo Xun Rong Tong Information Technology Company Limited

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Unicom”	means	China United Telecommunications Corporation

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“eBay”	means	eBay International AG

“Gainfirst”	means	Gainfirst Asia Limited

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company and its subsidiaries

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“Huanjian Shumeng”	means	Beijing Huan Jian Shu Meng Network Technology Limited

“Indiagames”	means	Indiagames Limited

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of America

“PRC” or “China”	means	the People’s Republic of China

“Puccini”	means	Puccini International Limited

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel network Limited

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“Skype”	means	Skype Technologies, S.A.

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“Tel-Online”	means	Tel-Online Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“Whole Win”	means	Whole Win Investments Limited

“Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:

Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose